Filed by MarkWest Energy Partners, L.P.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Exchange Act of 1934

Subject Company: MarkWest Energy Partners, L.P.

Commission File No.: 001-31239

The following information was made available to MarkWest Energy Partners, L.P.’s employees on July 17, 2015.

1.              Who is Marathon Petroleum (MPC)?

a.              Fortune 25 company headquartered in Findlay, Ohio

b.              Nation’s fourth largest transportation fuels refiner and largest in the Midwest

c.               Company roots reach back to the early years of the oil industry

d.              Ranked No. 3 on Forbes’ list of “America’s Best Employers in 2015”

e.               More than 1.7 million barrels per calendar day of refining capacity

f.                Seven-plant refinery system

g.               Petroleum products marketer in the Midwest, Southeast, Northeast and Gulf Coast

h.              Marketing network of more than 5,500 Marathon locations and approximately 2,750 Speedway gasoline/convenience stores.

i.                  Owns/operates 80 light product and asphalt terminals

j.                 Owns, operates, leases or has ownership interest in 8,300 miles of pipeline

2.              Who is MPLX?

a.              MPLX LP (MPLX) is a fee-based, growth-oriented master limited partnership formed by MPC in 2012. The partnership’s assets consist of a majority interest in a network of common carrier crude oil and product pipeline systems and associated storage assets in the Midwest and Gulf Coast regions of the U.S.

b.              MPLX’s network of assets includes approximately 2,900 miles of pipeline across nine states. Through MPC’s ownership interests in MPLX, it is one of the largest petroleum pipeline companies in the U.S. on the basis of total volume delivered.

c.               Additionally, the partnership owns an interest in and operates a barge dock facility located on the Mississippi River near Wood River, Ill., with approximately 78 mbpd of crude oil and product throughput capacity, as well as crude oil and product storage facilities (tank farms) located in Patoka, Wood River and Martinsville, Ill., and Lebanon, Ind., with approximately 3.3 million barrels of available storage capacity.  MPLX also owns a butane cavern located in Neal, W.Va., with 1 million barrels of available storage capacity that serves MPC’s Catlettsburg, Ky., refinery.

d.              MPLX’s operations are strategically located within, and integral to, MPC’s refining and marketing supply network, and will continue to provide MPC with a logistical competitive advantage.

3.              Why did we agree to the merger?

a.              This transaction is incredibly strategic and will allow us to move into our next phase of growth.

b.              The combination creates the 4th largest MLP with a top-tier growth profile.

c.               It merges our leading position in the Northeast with the largest refiner in the Midwest.

d.              It provides exceptional opportunities for synergistic downstream projects that we cannot pursue in our current structure.

e.               The combined entity is expected to be managed to have an investment grade credit profile and will lower our cost of capital.

4.              Does the merger require unitholder approval?

a.              Yes. The proposed merger has been unanimously approved by the Board of Directors of both entities, but is subject to MWE unitholder approval.

5.              What are the expected benefits of the merger to MarkWest unitholders?

a.              It provides MarkWest unitholders with an interest in a large-cap, diversified master limited partnership that has an exceptional growth profile with a tremendous platform to continue to grow distributable cash flow and create long-term value.

b.              The unitholders of MarkWest will receive 1.09 MPLX common units and a one-time cash payment of approximately $3.37 per MarkWest common unit.

6.              Where can I find more information on the transaction?

a.              A press release and an investor slide presentation have been posted on the MarkWest website.  More information about the transaction will be shared as it becomes available.

7.              How is communication about the integration going to be rolled out?

As detailed integration plans develop, we will ensure employees are well informed through a variety of communication channels, including companywide distributions and more locally through your manager.

8.              When is the transaction expected to close?

a.              The transaction, which is subject to approval by MarkWest unitholders, is expected to close in the fourth quarter of 2015, provided all customary closing conditions are met and regulatory approvals are secured.

9.              What happens to my vested units?

a.              Your vested units will be converted to MPLX units at a fixed exchange ratio of 1.09 MPLX common units per MarkWest common unit. In addition you will receive a cash payment from the cash contributed by MPC.  The exact amount will be based on the number of outstanding units at closing but if that number was calculated as of the end of the day on July 10, the amount would be $3.37 per unit.

10.       What happens to my unvested units?

a.              Upon closing, this transaction triggers the vesting of all unvested units, which will then be converted to MPLX units as described above.

11.       Is there a restriction on trading in our units?

a.              Please consult our insider trading policy and consult with Cory Bromley, EVP General Counsel or Tiffany Kenyon, VP Assistant General Counsel.

12.       Will we be adopting MPLX’s workplace policies?

a.              MarkWest will continue to operate as a stand-alone business with our current management in place. All MarkWest employees will continue to fall under our MarkWest policies and procedures for the near future.

13.       Will I need to reapply for my job?

a.              No. A restructuring of personnel is not currently being contemplated.

14.       What happens to my health and other benefits?

a.              At this time, your health and other benefits will continue to be administered through the MarkWest plans that are currently in effect and will not change in the near term.  More information on this topic will follow in the coming months.

15.       Does this affect any potential mid-year bonus payout?

a.              Management will recommend the payout, although it will be subject to board approval.  If approved, payment is expected in the beginning of August.

16.       Will the company continue to provide 401(K) matching?

a.              Yes. As noted earlier, your benefits will remain unchanged in the near term.  More information to follow on this topic in the coming months.

17.       Will our email addresses change?

a.              No. MarkWest will continue to operate as a stand-alone business with our current management in place.

18.       Will we still be known as and operate as MarkWest?

a.              Yes.  No change to our name is currently being contemplated.

19.       Will any divisions or departments be relocated, either to or from Findlay, Ohio?

a.              No relocations are currently being contemplated.

20.       Will my reporting lines/manager/supervisor change?

a.              No.  Operating as a stand-alone business with our existing structure is a primary objective of this transaction.

21.       When can we expect to receive more detailed information?

a.              As the transaction progresses, we will ensure employees are well informed through a variety of communication channels, including companywide distributions and more locally through your manager.

22.       Where should I go if I have further questions?

a.              Please direct any specific questions you have to your manager or Human Resources.

Cautionary Statement Regarding Forward-Looking Statements

This communication includes “forward-looking statements.” All statements other than statements of historical facts included or incorporated herein may constitute forward-looking statements that involve a number of risks and uncertainties.  These statements may include statements regarding the proposed acquisition of MarkWest by MPLX LP, the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and any other statements regarding MarkWest’s future operations, anticipated business levels, future earnings and distributions, planned activities, anticipated growth, market opportunities, strategies and competition. All such forward-looking statements involve estimates and assumptions that are subject to a number of risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied in such statements. Factors that could cause or contribute to such differences include: factors relating to the satisfaction of the conditions to the proposed transaction, including regulatory approvals and the required approval of MarkWest’s unitholders; the parties’ ability to meet expectations regarding the timing and tax treatment of the proposed transaction; the possibility that the combined company may be unable to achieve expected synergies and operating efficiencies in connection with the transaction within the expected time-frames or at all; the integration of MarkWest being more difficult, time-consuming or costly than expected; the effect of any changes resulting from the proposed transaction in customer, supplier and other business relationships; general market perception of the proposed transaction; exposure to lawsuits and contingencies associated with MPLX; the ability to attract and retain key personnel; prevailing market conditions; changes in the economic and financial conditions of MarkWest and MPLX; uncertainties and matters beyond the control of management; and the other risks discussed in the periodic reports filed with the Securities and Exchange Commission (SEC), including MarkWest’s and MPLX’s Annual Reports on Form 10-K for the year ended December 31, 2014. The forward-looking statements should be considered in light of all these factors.  In addition, other risks and uncertainties not presently known to MarkWest or that MarkWest considers immaterial could affect the accuracy of the forward-looking statements.  The reader is cautioned not to rely unduly on these forward-looking statements. MarkWest does not undertake any duty to update any forward-looking statement except as required by law.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed acquisition of MarkWest by MPLX. In connection with the proposed acquisition, MarkWest and MPLX intend to file relevant materials with the SEC, including MPLX’s registration statement on Form S-4 that will include a joint proxy statement/prospectus. Investors and security holders are urged to read all relevant documents filed with the SEC, including the proxy statement/prospectus when they become available, because they will contain important information about the proposed transaction. Investors and security holders are able to obtain the documents (once available) free of charge at the SEC’s website, http://www.sec.gov, or for free from MarkWest by contacting Investor Relations by phone at 1-(866) 858-0482 or by email at investorrelations@markwest.com.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any investor or securityholder.  However, MarkWest and its directors and executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the holders of MarkWest common units with respect to the proposed transaction. Information about MarkWest’s directors and executive officers is set forth in the proxy statement for MarkWest’s 2015 Annual Meeting of Common Unitholders, which was filed with the SEC on April 23, 2015 and MarkWest’s current reports on Form 8-K, as filed with the SEC on May 5, 2015, May 19, 2015 and June 8, 2015.  To the extent holdings of MarkWest securities have changed since the amounts contained in the proxy statement for the MarkWest’s 2015 Annual Meeting of stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC.  Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the acquisition (once available).  These documents (when available) may be obtained free of charge from the SEC’s website http://www.sec.gov, or from MarkWest using the contact information above.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.